Exhibit 99.1

Pacific Drilling Board Recommends Share Repurchase Program; Provides Notice of Extraordinary General Meeting of Shareholders

LUXEMBOURG (February 14, 2019) — Pacific Drilling S.A. (NYSE: PACD) (the “Company”) announced today that it has provided a notice of an Extraordinary General Meeting of Shareholders to be held on February 22, 2019 (the “EGM”), at which the Company’s Board of Directors will recommend that shareholders approve a share repurchase program for a total expenditure of up to $15.0 million over a two-year period.

The Notice of Extraordinary General Meeting of Shareholders and proxy statement are being distributed to the Company’s common shareholders of record as of February 8, 2019 in advance of the EGM, which will be held on February 22, 2019, at 10:00 a.m. (Central European Time) at the Company’s registered office, located at 8-10 Avenue de la Gare, L-1610 Luxembourg.

Upon shareholder approval, the Company will be authorized to acquire on the open market or otherwise, in one or several transactions, up to a number of the Company’s issued and outstanding common shares that may be acquired with a total expenditure of $15.0 million, within a two-year period from the date of the EGM.

CEO Bernie Wolford commented, “The share repurchase program is intended to enable the Company to take advantage of trading prices that do not fully reflect the value of our Company.  The proposed program illustrates our commitment to increase shareholder value, and share repurchases will occur when such purchases are believed to be in the best interests of the Company and its shareholders.”

The repurchases will be funded using cash on hand and the Company will have the right to begin, suspend or discontinue repurchases without notice at any time during the period authorized.  Management will consider a variety of factors that it deems appropriate in making repurchases, including management’s view of whether the common shares are undervalued in the market at the time and the potential for the repurchase to increase earnings per share.  The Company gives no assurances regarding the number of shares that will ultimately be repurchased or the timing of such repurchases, if any. Any shares repurchased will be held as treasury shares of the Company which may be disposed of in the future in the Board’s discretion.  Voting rights for any repurchased shares will be suspended and such shares will not be entitled to dividends or other distributions as long as they are held by the Company.

Additional details of the EGM will be provided to shareholders in the Notice of Extraordinary General Meeting of Shareholders, which is available on the Company website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described under the heading “Risk Factors” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) on December 18, 2018 and available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com